Response Biomedical Appoints Dr. Michael Groves as
New Vice President of Sales and Marketing

Vancouver, British Columbia, November 4, 2004 – Response Biomedical Corp. (TSX-V: RBM) today announced the appointment of Dr. Michael Groves, former Vice President of International Sales and Marketing for both Abbott Point-of-Care and i-STAT Corporation, to the position of Vice President, Sales and Marketing. With more than 25 years of direct diagnostic industry experience, of which 19 years have been in developing and commercializing point-of-care diagnostics, Dr. Groves is now strategically managing and supporting the Company’s worldwide marketing, sales and distribution network, including all sales related functions, to generate significant market share and revenue growth from multiple RAMP product lines on a worldwide basis.

“We are pleased to attract someone of Dr. Groves’ extraordinary caliber and specific industry experience,” states Bill Radvak, President and CEO. “I look forward to working with Dr Groves as an integral component of the senior management team to develop and implement effective strategies, tactics and programs to further heighten commercial interest and facilitate rapid market adoption of the Company’s current and future RAMP products.”

“As the Company continues growing revenue from multiple RAMP products, this is an exciting time to be joining Response Biomedical particularly in the wake of the recent FDA clearance of its lead clinical product line and the collaboration with Shionogi for a RAMP BNP Test,” says Dr. Groves. “With broad stakeholder recognition of RAMP’s lab quality performance and virtually unlimited new product development opportunities, I am committed to implement an effective sales and marketing program to ensure RAMP products are the recognized industry standard in their various large market opportunities.”

Since 1981, Dr. Groves has held a variety of senior executive positions with leading diagnostic companies including Abbott Laboratories, i-STAT Corporation, and Johnson & Johnson subsidiary Ortho Diagnostic Systems. He has extensive experience in developing new product concepts into successful commercial systems in addition to managing international sales, strategic planning, regulatory affairs, and marketing efforts in the medical diagnostic industry. He has a strong scientific and business background, with skills in research & development and corporate management. Dr. Groves earned a Ph.D. in Biophysics from Flinders University, South Australia in 1976.

About Abbott Laboratories: www.abbott.com
Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs more than 70,000 people and markets its products in more than 130 countries. In 2003, the company's sales were $19.7 billion.

In January, 2004, Abbott Laboratories (NYSE: ABT) acquired i-STAT Corporation (Nasdaq: STAT), a leading manufacturer of point-of-care diagnostic systems for blood analysis, as a wholly owned subsidiary.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single -use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com